UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NOBLE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units representing

Limited Partner Interests

(Title of Class of Securities)

65506L105

(CUSIP Number)

Mary A. Francis

Corporate Secretary and Chief Governance Officer

Chevron Corporation

6001 Bollinger Canyon Road, San Ramon, CA 94583

(925) 842-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON (ENTITIES ONLY) Chevron Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,447,616 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 56,447,616 Common Units
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,447,616 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.5%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on the number of Common Units (90,358,036) issued and outstanding as of August 24, 2020.

1	NAME OF REPORTING PERSON (ENTITIES ONLY) Noble Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,447,616 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 56,447,616 Common Units
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,447,616 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.5%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on the number of Common Units (90,358,036) issued and outstanding as of August 24, 2020.

1	NAME OF REPORTING PERSON (ENTITIES ONLY) NBL Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,447,616 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 56,447,616 Common Units
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,447,616 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.5%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on the number of Common Units (90,358,036) issued and outstanding as of August 24, 2020.

Introductory Note

This Schedule 13D relates to the beneficial ownership by the Reporting Persons (as defined below) of the common units representing limited partner interests (the “Common Units”) of Noble Midstream Partners LP, a Delaware limited partnership (the “Issuer”). This Schedule 13D is being filed by the Reporting Persons pursuant to their joint filing agreement (the “Joint Filing Statement”) filed as Exhibit A to this Schedule 13D.

On October 5, 2020, Chevron Corporation, a Delaware corporation (“Chevron”), completed its previously announced acquisition of Noble Energy, Inc. (“Noble”), the indirect general partner and majority unitholder of the Issuer, through the merger of Chelsea Merger Sub Inc., a direct, wholly owned subsidiary of Chevron (“Merger Subsidiary”), with and into Noble (the “Merger”), with Noble surviving and continuing as a direct, wholly owned subsidiary of Chevron.

At the effective time of the Merger, in accordance with the Agreement and Plan of Merger, dated July 20, 2020 (the “Merger Agreement”), by and among Noble, Chevron and Merger Subsidiary, each outstanding share of common stock of Noble (except as otherwise specified in the Merger Agreement) was converted into the right to receive 0.1191 of a share of common stock of Chevron, plus cash in lieu of any fractional Chevron shares that otherwise would have been issued.

As a result of the Merger, Chevron (i) indirectly, wholly owns and controls Noble Midstream GP LLC (the “General Partner”), the Issuer’s general partner, and (ii) indirectly holds approximately 62.5% of the Issuer’s Common Units.

On October 5, 2020, in connection with the consummation of the Merger, Kenneth M. Fisher, Thomas H. Walker, Rachel G. Clingman and Brent J. Smolik resigned from the board of directors (the “Board”) of the General Partner effective immediately following the consummation of the Merger.

On October 5. 2020, in connection with the consummation of the Merger, Chevron appointed Alana K. Knowles, Stephen W. Green, Colin E. Parfitt and Andrei F.B. Behdjet to the Board. Additionally, Mr. Parfitt was appointed as Chairman of the Board.

On October 5, 2020, in connection with the consummation of the Merger, the Board appointed Robin H. Fielder as President and Chief Executive Officer of the General Partner, to succeed Brent J. Smolik in such role.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit H hereto, and is incorporated by reference herein.

Item 1.

This Schedule 13D relates to the common units representing limited partner interests, which we refer to as the Common Units, of the Issuer, which has its principal executive office at 1001 Noble Energy Way, Houston, Texas, 77070.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a) The reporting persons are (i) Chevron Corporation, a Delaware corporation, (ii) Noble Energy, Inc., a Delaware corporation, and (iii) NBL Midstream, LLC, a Delaware limited liability company (“NBL Midstream” and, together with Chevron and Noble, the “Reporting Persons”).

NBL Midstream is a wholly-owned subsidiary of Noble and owner of all the membership interests of the General Partner), which is the 0% non-economic general partner of the Issuer. NBL Midstream holds 56,447,616 common units representing 62.5% of the Issuer’s limited partner interests. As a result of the Merger, Noble became an indirect, wholly owned subsidiary of Chevron. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosure herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) (i) The business address of Chevron is 6001 Bollinger Canyon Road, San Ramon, California 94583-2324. (ii) The business address of Noble is 1001 Noble Energy Way, Houston, Texas 77070. (iii) The business address of NBL Midstream is 1001 Noble Energy Way, Houston, Texas 77070.

(c) Chevron manages its investments in subsidiaries and affiliates and provides administrative, financial, management and technology support to U.S. and international subsidiaries that engage in integrated energy and chemicals operations. Upstream operations consist primarily of exploring for, developing and producing crude oil and natural gas; processing, liquefaction, transportation and regasification associated with liquefied natural gas; transporting crude oil by major international oil export pipelines; transporting, storage and marketing of natural gas; and a gas-to-liquids plant. Downstream operations consist primarily of refining crude oil into petroleum products; marketing of crude oil and refined products; transporting crude oil and refined products by pipeline, marine vessel, motor equipment and rail car; and manufacturing and marketing of commodity petrochemicals, plastics for industrial uses and fuel and lubricant additives. Noble and NBL Midstream are engaged in the energy business.

(d) - (e) During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule I as a director or executive officer of Chevron, Noble or NBL Midstream have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information provided or incorporated by reference in the Introductory Note above is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of the Transaction.

The information provided or incorporated by reference in the Introductory Note above is hereby incorporated by reference into this Item 4.

Following the closing of the Merger on October 5, 2020, the Reporting Persons, as owners of the General Partner and 62.5% of the Common Units, intend to review their investment in the Issuer and may have discussions with representatives of the Issuer and/or third parties from time to time regarding the Reporting Persons’ investment in the Issuer. In connection with this review, the Reporting Persons may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may take steps to implement such course of action, which may involve the sale by the Reporting Persons of all or a portion of their interests in the Issuer or a transaction or transactions that may result in one or more of the events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level of the Common Units; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives, including its impact on the Reporting Persons’ operations and the ability of the Reporting Persons to drive increased value at the Issuer; the relative attractiveness of alternative business and investment opportunities; general market and economic conditions; tax considerations; liquidity of the Common Units; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

Item 5.	Interests in Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Units and percentages of Common Units beneficially owned by each of the Reporting Persons, which information is incorporated herein by reference.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which information is incorporated herein by reference.

(c) None of the Reporting Persons, or to the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transactions in the common units during the past 60 days, other than the indirect acquisition of the common units as described in the Introductory Note.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of the Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Contribution, Conveyance and Assumption Agreement

In connection with the completion of the initial public offering of the Issuer in September 2016, Noble; the Issuer; NBL Midstream; NBL Midstream Holdings LLC (“NBL Midstream Holdings”); the General Partner; Noble Midstream Services, LLC (“Midstream Services”); Blanco River DevCo LP (the “Blanco River LP”); Colorado DevCo GP LLC, Green River DevCo GP LLC, Gunnison River DevCo GP LLC, Laramie River DevCo GP LLC, San Juan River Devco GP LLC and Blanco River DevCo GP LLC (the “GP Subsidiaries”), entered into a contribution, conveyance and assumption agreement, dated September 20, 2016 (the “Contribution, Conveyance and Assumption Agreement”). Pursuant to the Contribution, Conveyance and Assumption Agreement (a) Midstream Services distributed to NBL Midstream its (i) general partner interest in the General Partner, (ii) limited partner interest in the Issuer and (iii) limited partner interests in Blanco River LP, Colorado River DevCo LP, Green River DevCo LP, Gunnison River DevCo LP, and San Juan River DevCo LP, (b) the Issuer redeemed the 1% general partner interest in the General Partner and the General Partner issued a non-economic general partner interest; and (c) NBL Midstream contributed to the Issuer 100% of the membership interests in Midstream Services in exchange for (i) 1,527,584 Common Units and 15,902,584 subordinated units, (ii) all of the incentive distribution rights of the Issuer and (iii) the right to receive a portion of the net proceeds of the offering of the Common Units. On May 14, 2019, all 15,902,584 subordinated units, which were owned entirely by Noble and NBL Midstream, converted into Common Units on a one-for-one basis and thereafter participate on terms equal with all other Common Units in distributions from available cash upon the termination of the subordination period as defined and described in the Partnership Agreement (as defined below).

Contribution Agreement

On June 26, 2017, pursuant to the certain Contribution Agreement, dated June 20, 2017 (the “Contribution Agreement”) by and among the Issuer, the General Partner, Midstream Services, NBL Midstream and Blanco River DevCo GP LLC, a Delaware limited liability company and wholly owned subsidiary of Midstream Services, NBL Midstream contributed to the Issuer (i) the remaining 20% limited partner interest in Colorado River DevCo and (ii) a 15% limited partner interest in Blanco River DevCo (collectively, (i) and (ii) are referred to herein as the “Contributed Assets”). In consideration for the acquisition of the Contributed Assets, the Issuer agreed to pay NBL Midstream total aggregate consideration of $270 million, consisting of (i) consideration of $245 million in cash and (ii) 562,430 Common Units issued to NBL Midstream.

Contribution and Simplification Agreement

On November 14, 2019, pursuant to the Contribution, Conveyance, Assumption and Simplification Agreement (the “Contribution and Simplification Agreement”), dated November 14, 2019, by and among the Issuer, the General Partner, Noble, Midstream Services, NBL Midstream, and NBL Midstream Holdings, the Issuer agreed to acquire from NBL Midstream (i) a 60% limited partner interest in Blanco River DevCo LP, (ii) a 75% limited partner interest in Green River DevCo LP, (iii) a 75% limited partner interest in San Juan River DevCo LP and (iv) all of the issued and outstanding limited liability company interests of NBL Holdings (collectively, (i), (ii), (iii) and (iv) are referred to herein as the “Contributed Interests”). Additionally, NBL Midstream and the Issuer caused the General Partner to amend the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Original Partnership Agreement”) in order to recapitalize and convert the IDRs into Common Units. In consideration for the acquisition of the Contributed Interests and the conversion of the IDRs, the Issuer agreed to pay NBL Midstream total consideration of $1.6 billion, consisting of (i) consideration of $670 million in cash and (ii) 38,455,018 Common Units issued to NBL Midstream. On November 14, 2019, in connection with the Simplification, the General Partner executed the Partnership Agreement (as defined below), which reflects the conversion of the IDRs to Common Units.

The Partnership Agreement

The General Partner and NBL Midstream, as the organizational limited partner of the Issuer, are party to the Second Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”). The General Partner and NBL Midstream were also party to the Original Partnership Agreement, which, as described above, was amended and restated in relation to the Contribution and Simplification Agreement in order to recapitalize and convert the IDRs into Common Units.

Cash Distributions

The Partnership Agreement requires that, within 45 days following the end of each quarter, commencing with the quarter ending December 31, 2016, the Issuer distribute all of its Available Cash (as defined in the Partnership Agreement) with respect to such quarter to partners of record on the applicable record date selected by the General Partner in accordance with each limited partner’s percentage interest in the Issuer, less any cash reserves that may be established by the General Partner in accordance with the terms of the Partnership Agreement. The Partnership Agreement refers to this amount as “Available Cash.”

The amount of distributions the Issuer will pay is subject to the General Partner’s determination of cash reserves in accordance with the terms of the Partnership Agreement. Additionally, certain restrictions in the Issuer’s revolving credit facility and term loan credit facilities may restrict the Issuer’s ability to make distributions.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of additional partnership interests (other than General Partner interests) for such consideration and on the terms and conditions determined by the General Partner without the approval of any limited partner.

Limited Voting Rights

The General Partner will manage and operate the Issuer. Unlike the holders of common stock in a corporation, the limited partners will have only limited voting rights on matters affecting the Issuer’s business. The Issuer’s limited partners will have no right to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed except for cause and by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by the General Partner and its affiliates, voting together as a single class. NBL Midstream owns an aggregate of 62.5% of the Issuer’s Common Units. This gives NBL Midstream the ability to prevent the involuntary removal of the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, the General Partner will have the right, which it may assign and transfer in whole or in part to the Issuer or any affiliate of the General Partner, to acquire all, but not less than all, of the limited partner interests of such class issued and outstanding held by persons (other than the General Partner and its affiliates) as of a record date to be selected by the General Partner, on at least 10, but not more than 60, days’ written notice prior to the purchase date. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either the General Partner or any of its affiliates for any limited partner interests of such class purchased within the 90 days preceding the date that the notice is mailed; and

•	the current market price calculated in accordance with the Partnership Agreement as of the date three business days before the date that the notice is mailed.

Registration Rights

Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units or other limited partnership interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights will continue for two years following any withdrawal or removal of the General Partner as general partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), NBL Midstream has the right to elect the members of the board of directors of the General Partner.

Merger Agreement

The information provided or incorporated by reference in the Introductory Note above is hereby incorporated by reference into this Item 6.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Copies of each of the General Partner LLC Agreement, the Contribution, Conveyance and Assumption Agreement, Contribution Agreement, the Partnership Agreement, Contribution and Simplification Agreement, including amendments to each of these agreements, and the Merger Agreement are attached hereto as Exhibits C, D, E, F, G and H, respectively, and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

Exhibit A	Joint Filing Statement (filed herewith)

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP, dated September 20, 2016 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of Noble Midstream GP LLC, dated September 20, 2016 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit D	Contribution, Conveyance and Assumption Agreement, dated September 20, 2016, by and among Noble Midstream Partners LP, Noble Midstream GP LLC, Noble Energy, Inc., Noble Midstream Services, LLC, NBL Midstream, LLC, NBL Midstream Holdings LLC, Colorado River DevCo GP LLC, Green River DevCo GP LLC, Gunnison River DevCo GP LLC, Laramie River DevCo GP LLC, San Juan River DevCo GP LLC, Blanco River DevCo LP and Blanco River DevCo GP LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 20, 2016 and incorporated herein in its entirety by reference).

Exhibit E	Contribution Agreement, dated June 20, 2017, by and among the Issuer, Noble Midstream GP LLC, Noble Midstream Services, LLC, NBL Midstream, LLC and Blanco River DevCo GP LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 26, 2017 and incorporated herein in its entirety by reference).

Exhibit F	Second Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP, dated November 14, 2019 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 15, 2019 and incorporated herein in its entirety by reference).

Exhibit G	Contribution, Conveyance, Assumption and Simplification Agreement, dated November 14, 2019, by and among the Noble Midstream Partners LP, Noble Midstream GP LLC, Noble Energy, Inc., Noble Midstream Services, LLC, NBL Midstream, LLC and NBL Midstream Holdings LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 15, 2019 and incorporated herein in its entirety by reference).

Exhibit H	Agreement and Plan of Merger, dated as of July 20, 2020, by and among Chevron Corporation, Chelsea Merger Sub Inc., and Noble Energy, Inc. (filed as Exhibit 2.1 to Noble’s Current Report on Form 8-K/A filed with the Commission on July 22, 2020 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

October 5, 2020

CHEVRON CORPORATION

By:	/s/ Pierre R. Breber
Name: Pierre R. Breber
Title: Vice President and Chief Financial Officer

NOBLE ENERGY, INC.

By:	/s/ Kari H. Endries
Name: Kari H. Endries
Title: Vice President and Secretary

NBL MIDSTREAM, LLC

By:	/s/ Aaron G. Carlson
Name: Aaron G. Carlson
Title: Vice President and Secretary

Schedule I

General Partners, Executive Officers, Managers and Directors

Executive Officers of Chevron Corporation

Michael K. Wirth

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Chairman of the Board and Chief Executive Officer, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

James W. Johnson

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Executive Vice President, Upstream, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Mark A. Nelson

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Executive Vice President, Downstream & Chemicals, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Joseph C. Geagea

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Executive Vice President, Technology, Projects and Services, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Colin E. Parfitt

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President, Midstream, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Pierre R. Breber

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President and Chief Financial Officer, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

R. Hewitt Pate

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President and General Counsel, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Rhonda J. Morris

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President and Chief Human Resources Officer, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Directors of Chevron Corporation

Wanda M. Austin

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Retired President and Chief Executive Officer, The Aerospace Corporation

Citizenship: USA

Amount Beneficially Owned: None

John B. Frank

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice Chairman, Oaktree Capital Group, LLC

Citizenship: USA

Amount Beneficially Owned: None

Alice P. Gast

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: President, Imperial College London

Citizenship: USA

Amount Beneficially Owned: None

Enrique Hernandez, Jr.

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Chairman and Chief Executive Officer, Inter-Con Security Systems, Inc.

Citizenship: USA

Amount Beneficially Owned: None

Jon M. Huntsman Jr.

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Former U.S. Ambassador to Russia and China and Former Governor of Utah

Citizenship: USA

Amount Beneficially Owned: None

Charles W. Moorman IV

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Senior advisor to Amtrak and Retired Chairman and Chief Executive Officer, Norfolk Southern Corporation

Citizenship: USA

Amount Beneficially Owned: None

Dambisa F. Moyo

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Chief Executive Officer, Mildstorm LLC

Citizenship: USA

Amount Beneficially Owned: None

Debra Reed-Klages

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Retired Chairman, Chief Executive Officer and President, Sempra Energy

Citizenship: USA

Amount Beneficially Owned: None

Ronald D. Sugar

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Retired Chairman and Chief Executive Officer, Northrop Grumman Corporation

Citizenship: USA

Amount Beneficially Owned: None

D. James Umpleby III

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Chairman and Chief Executive Officer, Caterpillar Inc.

Citizenship: USA

Amount Beneficially Owned: None

Michael K. Wirth

(see above)

Executive officers and directors of Noble Energy, Inc.

Jeff B. Gustavson, Director and President

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President, Chevron North America Exploration & Production Company

Citizenship: USA

Amount Beneficially Owned: None

Alana K. Knowles, Director and Vice President

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President, Finance, Downstream & Chemicals and Midstream, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Uriel M. Oseguera, Director and Vice President

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President, Upstream Finance, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Managers and executive officers of NBL Midstream, LLC

T. Hodge Walker, Manager and President

Address: c/o NBL Midstream, LLC, 1001 Noble Energy Way, Houston, Texas 77070

Principal Occupation: Vice President, Chevron Rockies

Citizenship: USA

Amount Beneficially Owned: 500 Common Units

Aaron G. Carlson, Manager, Vice President and Secretary

Address: c/o Noble Midstream GP LLC, 1001 Noble Energy Way, Houston, Texas 77070

Principal Occupation: General Counsel and Secretary, Noble Midstream GP LLC

Citizenship: USA

Amount Beneficially Owned: 5,488 Common Units

Kari H. Endries, Manager

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Assistant Secretary, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None